4222 Emperor Blvd.
Suite 350
Durham, North Carolina 27703

February 1, 2016

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: John Reynolds, Assistant Director

Re:	Icagen, Inc.
Preliminary Schedule 14C (“14C”)
Filed on December 24, 2015
File No. 000-54748

Dear Mr. Reynolds:

Thank you for your letter dated January 12, 2016. Please be advised that Icagen, Inc. intends to file an amendment to the Information Statement on Schedule 14C once the year-end compensation numbers have been determined.

Sincerely,

/s/ Mark Korb

Mark Korb